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Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel D. Dex (604) 691-6839 (604) 893-7623 daniel.dex@mcmillan.ca 58701-0010 April 18, 2011

Via EDGAR correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Attention:         Mr. H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:       Zoro Mining Corp.
             Form 10-K for Fiscal Year Ended April 30, 2010
             Filed August 16, 2010

             We write on behalf of Zoro Mining Corp. (the "Company") in reference to the Staff's letter of March 7, 2011 (the "Comment Letter") signed by H. Roger Schwall, Assistant Director of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K filing by the Company. The Comment Letter requested that the Company provide a response to the Comment Letter within ten (10) business days or advise the Commission when the Company will provide the requested response. On instructions from the Company, by way of our letter dated March 18, 2011, we informed the Staff that the Company anticipated that it would be in a position to provide its response by April 18, 2011.

             The Company is actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP. However, this process has taken longer than the Company expected, primarily due to the need to further consider relevant accounting literature in order to provide a complete response, which may also require the Company to consult with its prior auditors. Accordingly, and due to Canadian statutory holidays on Friday, April 22 and Monday, April 25, we are informed that the Company now anticipates that it will be able to provide the response no later than Friday, May 6, 2011.

             In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex
for McMillan LLP

cc:         Zoro Mining Corp.

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